Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
January 24, 2007.

Item 3	News Release
The news release was disseminated on January 24, 2007 by CCN Matthews using several broad distribution networks in North America.

Item 4	Summary of Material Change

Esperanza Silver Corporation and Silver Standard Resources Inc. are pleased to announce results of drill holes 17 to 25 at their San Luis gold/silver joint venture in central Peru. All drill holes were completed in the Ayelén Vein before the Christmas break.

Item 5	Description of Material Change
See attached news release dated January 24, 2007.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
January 25, 2007.

January 24, 2007

NEWS RELEASE

High-Grade Ayelén Vein Strike Length Extended to 1,400 Feet at San Luis

Vancouver, B.C. - Esperanza Silver Corporation (TSX.V: EPZ) and Silver Standard Resources Inc. (TSX: SSO; NASDAQ: SSRI) are pleased to announce results of drill holes 17 to 25 at their San Luis gold/silver joint venture in central Peru. All drill holes were completed in the Ayelén Vein before the Christmas break.

Bonanza-Grade Mineralization Continues Along Strike and at Depth

Drilling has extended the gold and silver mineralization a further 490 feet (150 meters) along strike for a total of over 1,400 feet (430 meters) and down dip for a total of at least 425 feet (130 meters). The Ayelén Vein is open to the north and south and at depth.

Significant drill intercepts include:

•
in Hole SL06-17, an angled hole drilled below SL06-16, a 14.7 foot interval averaging 2.24 ounces per ton of gold and 64.6 ounces per ton of silver (4.5 meters averaging 76.89 grams per tonne gold and 2216 grams per tonne silver) within an 89.9 foot interval averaging 0.69 ounces per ton of gold and 19.7 ounces per ton of silver (27.4 meters averaging 23.72 grams per tonne gold and 676 grams per tonne silver)

•
in Hole SL06-25, an angled hole drilled 50 meters south of Hole SL06-15 and drilled below holes SL06-23 and 24, a 9.8 foot interval averaging 1.39 ounces per ton of gold and 38.9 ounces per ton of silver (3.0 meters averaging 47.78 grams per tonne gold and 1334 grams per tonne silver)

Detailed results are provided in the table below.

San Luis Project Diamond Core Drill Results - January 2007
Drill Hole	From (meters/ feet)	To (meters/ feet)	Interval*(meters/ feet)	Gold (grams per tonne/ ounces per ton)	Silver (grams per tonne/ ounces per ton)	Gold Equivalent ** (ounces per ton)	Silver Equivalent ** (ounces per ton)
SL06-17	50.6 166.0	78.0 255.9	27.4 89.9	23.72 0.69	676 19.7	1.08 oz./t AuEq	54.4 oz./t AgEq
includes	51.6 169.3	56.1 184.0	4.5 14.7	76.89 2.24	2216 64.6	3.53 oz./t AuEq	176.6 oz./t AgEq
SL06-18	39.1 128.3	41.2 135.2	2.1 6.9	19.07 0.56	271 7.9	0.72 oz./t AuEq	35.9 oz./t AgEq
	49.3 161.7	51.9 170.3	2.6 8.5	38.57 1.12	559 16.3	1.45 oz./t AuEq	72.3 oz./t AgEq
SL06-19	74.0 242.8	77.7 254.9	3.6 11.8	13.00 0.38	322 9.40	0.57 oz./t AuEq	28.4 oz./t AgEq
SL06-20	Full Results Pending
SL06-21	52.5 172.2	56.8 186.4	4.3 14.1	6.03 0.18	210 6.12	0.30 oz./t AuEq	15.12 oz./t AgEq
includes	52.5 172.2	54.1 177.5	1.6 5.2	13.34 0.39	409 11.9	0.63 oz./t AuEq	31.4 oz./t AgEq
SL06-22	62.1 203.7	71.0 232.9	8.9 29.2	7.48 0.22	290 8.45	0.39 oz./t AuEq	19.5 oz./t AgEq
includes	65.2 213.9	69.2 227.0	4.0 13.1	15.06 0.44	561 16.4	0.77 oz./t AuEq	38.4 oz./t AgEq
SL06-23	26.0 85.3	29.6 97.1	3.6 11.8	8.53 0.25	696 20.3	0.66 oz./t AuEq	32.8 oz./t AgEq
SL06-24	75.6 248.0	77.6 254.6	2.0 6.6	1.14 0.03	84 2.4	0.08 oz./t AuEq	3.9 oz./t AgEq
SL06-25	118.8 389.8	131.5 431.4	12.7 41.7	13.74 0.40	463 13.5	0.67 oz./t AuEq	33.5 oz./t AgEq
includes	118.8 389.8	121.8 399.6	3.0 9.8	47.78 1.39	1334 38.9	2.17 oz./t AuEq	108.4 oz./t AgEq
* True width to be determined.
** Gold-equivalent ounces calculation assumes a 50:1 silver: gold ratio. Metallurgical recoveries have not been determined and therefore have not been considered in the gold/silver equivalent calculations.

Drill holes SL06-17 to 22 were drilled along the northern extension of the Ayelén Vein while drill holes SL06-23-25 were drilled along its southern extension. Mineralization at the Ayelén Vein has now been drill defined for over 430 meters along strike and to at least 130 meters below the outcrop, with the vein open along strike to the north and south and down dip.  Drilling continues to test the vein along strike and at depth. A location map is attached to this news release.

An additional six drill holes have now been completed on the Ayelén Vein with results pending.

Drilling Begins on Nearby Inés Vein

A second diamond core rig began drilling on the Inés Vein after the Christmas break and has now completed five drill holes. Inés is a separate vein which lies approximately 325 feet (100 meters) east of the Ayelén Vein and slightly higher in elevation. Surface channel sampling identified a 250-foot (75-meter) strike length averaging 0.45 ounces gold per ton and 12.7 ounces silver per ton (15.5 grams per tonne gold and 437 grams per tonne silver).

Prospecting Reveals Four Additional Veins

Prospecting by the company has lead to the discovery of at least four additional veins near to Ayelén and Inés. Road access to the area is being developed and drill targets will be tested during the course of future exploration.

Joint Venture Interests

Silver Standard has now completed the required spending to increase its holding in the San Luis property to 55%. The next US$1.5 million of joint venture expenditures will be funded in accordance with each party’s joint-venture interest. Thereafter, Silver Standard has the right to increase its interest to 80% by funding the property through to production.

About Esperanza

Esperanza is an exploration company focused on precious metals and is founded on the experience and success of its management and field teams in discovering ore bodies. Its properties include the San Luis high-grade gold and silver discovery in central Peru and the 100%-owned Cerro Jumil bulk-tonnage gold project in Morelos State, Mexico. It has other exploration interests in Peru, Mexico and Bolivia. The company’s objective is to take properties up to the resource definition stage and then find partners to take them into production.

About Silver Standard

Silver Standard is a well-financed silver resource company that continues to seek growth through silver acquisitions, and exploration and development of its own silver projects. Silver Standard also has an approximate 14% equity ownership of Esperanza and has maintained its percentage interest in the recent Esperanza equity offering.

QUALIFIED PERSON: William Pincus, M.Sc., CPG. and President, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the San Luis exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted by Esperanza personnel under his supervision. All samples were submitted to SGS laboratories in Lima, Peru for analysis. Samples were analyzed by ICP analysis and fire assay. A description of quality control and quality assurance protocols can be found at http://www.esperanzasilver.com/s/QA-QC-Protocols.asp.

SAFE HARBOR: Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such statements include statements as to the potential of the San Luis property, the ability to finance further exploration, to permit drilling and other exploration work, and the availability of drill rigs. The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Silver Standard’s Annual Information Form filed with the Canadian regulators and both company’s Form 20-F filed with the US Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza and Silver Standard expect that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. While Esperanza may elect to update these forward-looking statements at any time, the company does not undertake to do so.

For further information, contact:

Esperanza Silver Corporation	Silver Standard Resources Inc.
William Pincus, President and CEO Denver, Colorado Tel: (303) 830 0988 Fax: (303) 830 9098 www.esperanzasilver.com
Robert A. Quartermain, President
Vancouver, B.C.
Tel: (604) 689-3846

Paul LaFontaine, Director, Investor Relations
Vancouver, B.C.
N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com
www.silverstandard.com

The TSX and the TSX Venture Exchange do not accept
responsibility for the adequacy or accuracy of this news release.